## Contact

www.linkedin.com/in/
hellomynameisvee (LinkedIn)
redefinemag.net (Company)
veehua.com (Personal)

## Top Skills

Creative Direction
Public Relations
Editing

## Languages

Chinese
English
Spanish

## Publications

In All Things, Patterns.

# Vee Hua

Journalist / Filmmaker / Organizer / Wanderer / Bush Enthusiast
Seattle, Washington, United States

## Summary

Vee Hua 華婷婷 (they/them) is a writer, filmmaker, and artist who splits their time between Oaxaca, Mexico, and Seattle, Washington. Much of their work unifies their metaphysical interests with their belief that art can positively transform the self and society. They are the Editor-in-Chief of REDEFINE magazine, the Interim Managing Editor at International Examiner, and an Environmental Justice reporter at the South Seattle Emerald. Prior to that, they were the Executive Director of the interdisciplinary community hub, Northwest Film Forum, where they played a groundbreaking role in making the space more welcoming and accessible for diverse audiences.

Their latest short film, Reckless Spirits (2022), is a metaphysical, multi-lingual POC buddy comedy; the feature film version is slated for production in early 2026. Their short documentary film about Hunt's Trading Post in Southern Utah, just outside of the Navajo and Ute Nations, premiered in 2025.

In 2017, Vee released the narrative short film, Searching Skies — which touches on Syrian refugee resettlement in the United States — and co-organized The Seventh Art Stand, a national film and civil rights discussion series against Islamophobia.

Vee is passionate about cultural space, the environment, and finding ways to covertly and overtly disrupt oppressive structures. They also regularly share observational human stories through their storytelling newsletter, RAMBLIN' WITH VEE!.

They have a Master's in Tribal Resource and Environmental Stewardship under the Native American Studies Department at the University of Minnesota and are pursuing a certificate in Incidencias en Problemas Socioambientales at the Universidad del Medio Ambiente in Mexico.

# Experience

## Reckless Spirits LLC

### Owner

January 2024 - Present (2 years 3 months)

RECKLESS SPIRITS is a metaphysical, multilingual POC best friend comedy for a bleak era!!!

SYNOPSIS for our narrative feature film: A gender-fluid Latine performance artist and a neurotic Asian American therapist are led by a series of uncanny circumstances into a world of ancestor spirits, psychics, and a cult leader who is threatening to tear their friendship apart.

In a time when the world is full of chaos and uncertainty, RECKLESS SPIRITS playfully asserts diverse creators need to see ourselves in stories that are joyous and uplifting, rather than eternally traumatic. It is a deeply genre story – part comedy, part animation, part fantasy, part magic. If you enjoy over-the-top Chinese kung-fu or ghost movies, physical comedy, absurdist black humor, and K-Pop, this is a movie for you!

## South Seattle Emerald

5 years 9 months

### Freelance Reporter

July 2020 - Present (5 years 9 months)

Currently on the publication's Environmental Justice beat after starting initially with arts coverage, a short stint as Interim Managing Editor, then moving to bi-weekly News Gleams, focused on major local, national, and international headlines.

### Interim Managing Editor

May 2022 - July 2023 (1 year 3 months)

- Managing day-to-day publishing operations, while ensuring that equity and inclusion are central to all storytelling and content production.
- Leading a team of editors, freelance writers, and photographers.
- Planning and monitoring the newsroom budget.
- Hiring and supervising all editorial personnel, including staff and freelancers.
- Assisting with grantwriting and implementation of related editorial content.

## REDEFINE Media LLC

### Editor-in-Chief

May 2004 - Present (21 years 11 months)

Pacific Northwest, USA

- Designing print and web (redefinemag.net) layouts, tackling PR duties, and editing content for a music and arts publication.
- Maintaining a staff of over a dozen writers, artists, photographers, and other contributors.
- Interviewing artists, musicians, and affiliated industry personnel for expository essays and feature articles.

### International Examiner

#### Interim Editor-in-Chief

June 2025 - December 2025 (7 months)

Seattle, Washington, United States

### Northwest Film Forum

7 years 10 months

#### Film Instructor & Mentor

January 2022 - March 2025 (3 years 3 months)

Seattle, Washington, United States

^__^

#### Executive Director

October 2018 - March 2022 (3 years 6 months)

Greater Seattle Area

Having the great honor of leading one of the finest arts institutions on the West Coast!!! Helping to bring it through the COVID-19 pandemic in the best fiscal shape in the history of the org. Not to mention high staff morale. I would like to share our ORGANIZATIONAL VALUES, co-written in February 2022, as a reflection of my work / legacy at NWFF:

Collective Power
Elevating one another's strengths and investing in shared potential to build momentum together, whether in the workplace or in the larger Pacific Northwest arts ecosystem.

Mutual Growth
Supporting the local film and arts community in learning and making what they wish, on their own terms, while encouraging resource-sharing and fellowship.

Radical Transparency

Centering community engagement throughout our decision-making processes and transparently sharing what we learn from our victories and mistakes.

Supportive Leadership
Working collaboratively to hire, train, and grow the team in ways that recognize potential and create opportunities for shared leadership throughout the entire organization.

Commitment in Action
Moving our values around diversity, equity, and inclusion beyond talk and into action, to be a trailblazing organization that leads by example to dismantle inequitable systems.

Spirit of Experimentation & Play
Delighting in the fluidity of our programming and all aspects of our organizational vision, as we seek out new ways to challenge boundaries and cultivate joyful, creative expression.

A Forum For All
Working passionately to create an environment where our team members and diverse community stakeholders all feel welcome, seen, held, heard, and comfortable showing up as their whole selves.

### Lead Designer
June 2017 - October 2018 (1 year 5 months)

- Creating and implementing social media strategy.
- Designing print and media collateral for all marketing purposes.
- Oversee creation and distribution of video content.
- Migrating Northwest Film Forum over to a new website from their archaic old digs.

## Seattle Arts Commission
### Co-Chair / Commission Member
October 2021 - October 2024 (3 years 1 month)

Supporting the local art community and advocating for city policies related to art, in collaboration with the City of Seattle's Office of Arts and Culture.

## The Stranger
### Interim Arts Editor
June 2022 - August 2022 (3 months)

Sunmertime...

## University of Washington
### Graphic Designer
May 2006 - December 2019 (13 years 8 months)

Seattle, WA

- Crafting print media for youth affiliated educational programs including but not limited to anti-smoking publications and nutrition-related projects.
- Updating, designing, and maintaining an array of nonprofit websites for media literacy campaigns and Boys And Girls Club in Washington State.

## Banchero Friends Services
### Independent Living Advocate
May 2013 - August 2019 (6 years 4 months)

Seattle, WA

- Designing and creating an array of print and web collateral for the mental health advocacy organization.

## ICANNWiki
### Editor & Community Manager
November 2012 - March 2017 (4 years 5 months)

Portland, OR

- Writing and editing articles related to internet policy and internet governance.
- Conceptualizing and designing all marketing and outreach-related collateral.
- Synthesizing policy documents and studies on internet usage and uptake to create informative infographics.

## Monster Bites LLC
### Creative Director
May 2006 - January 2013 (6 years 9 months)

## Trendi
### Creative Director
July 2007 - July 2008 (1 year 1 month)

- Developing and designing a Ruby On Rails fashion website using HTML, CSS, and graphic programs.
- Directing members of the development team to further the website's mission statement and brand.

## Snowboard Connection
### Marketing

January 2007 - December 2007 (1 year)

Volt
Game Tester
2005 - 2007 (2 years)

## Education

### University of Minnesota Duluth
Master's degree, Tribal Resource and Environmental Stewardship · (2022 - 2024)

### UCLA Extension
Directing · (2015 - 2017)

Bachelor's degree, Sociology: Law, Society & Justice · (2001 - 2005)

### Universidad del Medio Ambiente (UMA)
Certificate, Incidencias en Problemas Socioambientales · (May 2025 - May 2026)